   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 19, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          PRINTRAK INTERNATIONAL INC.

             (Exact name of registrant as specified in its charter)

               DELAWARE                                 33-0070547
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification No.)

       1250 N. TUSTIN AVENUE, ANAHEIM, CALIFORNIA 92807    (714) 238-2000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                RICHARD M. GILES
                          PRINTRAK INTERNATIONAL INC.
                1250 N. TUSTIN AVENUE, ANAHEIM, CALIFORNIA 92807
                                 (714) 238-2000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

                              BRUCE FEUCHTER, ESQ.
                             CHRISTINE MILLER, ESQ.
         STRADLING, YOCCA, CARLSON & RAUTH, A PROFESSIONAL CORPORATION
     660 NEWPORT CENTER DRIVE, SUITE 1600, NEWPORT BEACH, CALIFORNIA 92660
                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED MAXIMUM     PROPOSED MAXIMUM
             TITLE OF SECURITIES                     AMOUNT TO         OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
               TO BE REGISTERED                    BE REGISTERED        PER SHARE(1)           PRICE(1)         REGISTRATION FEE
Common Stock, $.0001 par value................    279,899 shares            $9.13             $2,555,478             $753.86

(1) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on December 16, 1997, which was approximately $9.13 per share.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                         279,899 SHARES OF COMMON STOCK
                               ($.0001 PAR VALUE)
                            ------------------------

    There may be offered for sale from time to time for the accounts of the stockholders of Printrak International Inc. (the "Company"), identified herein (the "Selling Stockholders") up to 279,899 shares of Common Stock, $.0001 par value per share (the "Common Stock"), of the Company which were issued to the stockholders of TFP Inc., a South Carolina corporation ("TFP") pursuant to an Agreement and Plan of Reorganization and Merger, dated April 7, 1997 among the Company, TFP, TFP Acquisition Corp., a South Carolina corporation and wholly-owned subsidiary of the Company, and Barry B. White (the "TFP Merger Agreement"), under which the Company acquired 100% of the outstanding common stock of TFP.

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol AFIS. The average of the high and low price of the Common Stock on December 16, 1997, as reported by Nasdaq, was $9.13.

    All or a portion of the Common Stock offered by this Prospectus may be offered for sale, from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

    The Company will not receive any part of the proceeds from the sale of Common Stock. See "Use of Proceeds." The Selling Stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

    All expenses of the registration of securities covered by this Prospectus are to be borne by the Company, except that the Selling Stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

               The date of this Prospectus is December   , 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60606 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be obtained electronically by visiting the Commission's web site on the Internet at http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market System. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington D.C. 20006.

    This Prospectus does not contain all of the information set forth in the Registration Statement of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company with the Commission under the Exchange Act and are incorporated by reference herein:

    a. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, filed with the Commission on June 30, 1997.

    b. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission on August 14, 1997.

    c. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission on November 14, 1997.

    d. The Company's Current Report on Form 8-K, filed with the Commission on April 17, 1997.

    e. The Company's Current Report on Form 8-K, filed with the Commission on May 22, 1997, as amended by the Current Report on Form 8-K/A, filed with the Commission on July 21,1997.

    f. The Company's Current Report on Form 8-K, filed with the Commission on July 9, 1997.

    g. The Company's Current Report on Form 8-K, filed with the Commission on September 24, 1997, as amended by the Current Report on Form 8-K/A, filed with the Commission on November 24, 1997.

    h. The Company's definitive Proxy Statement, filed with the Commission on July 21, 1997.

    i. The Company's two Registration Statements on Form S-8, filed with the Commission on October 20, 1997.

    j. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A.

    k. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended March 31, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Printrak International Inc., Attention: Jeannine Cormane, 1250 N. Tustin Avenue, Anaheim, California 92807, telephone number (714) 666-2700.

                                  THE COMPANY

    The Company designs, develops and manufactures automated fingerprint identification systems (AFIS) primarily for use in law enforcement applications, as well as in emerging applications in civil and commercial markets. The Company was originally formed in 1974 as a business unit of the Navigation Systems division of Rockwell International. The business and technology of the Company were acquired by Thomas De La Rue and Company Limited in 1981, and the Company was incorporated in California in December 1984 as "De La Rue Printrak, Inc." In a series of transactions commencing in 1990 and ending in 1991, the Company was acquired by management and was subsequently renamed "Printrak International Incorporated." The Company was reincorporated in Delaware in March 1996. Unless the context otherwise requires, references to the "Company" herein include Printrak International Inc. and each of its operating subsidiaries. The principal executive offices of the Company are located at 1250 North Tustin Avenue, Anaheim, California 92807. The Company's telephone number is (714) 666-2700, and the Company's address on the World Wide Web is http://www.printrakinternational.com.

    On May 7, 1997, the Company acquired all of the issued and outstanding capital stock of TFP Inc. ("TFP"), a South Carolina corporation. As a result of the transaction, TFP became a wholly-owned subsidiary of the Company. The business combination was accounted for by the pooling of interest method of accounting. Founded in 1988, TFP is considered a premier supplier of digital mugshot systems used by law enforcement, jail and correctional agencies. TFP's software applications also include jail management, jail property management and document management. TFP has approximately 250 customers in the United States, New Zealand, and certain parts of Europe.

    On July 21, 1997 the Company acquired a business unit of SCC Communications Corp. ("SCC") located in Boulder, Colorado, in a transaction accounted for under purchase accounting. The business unit provides computer-aided dispatch systems and records management systems for law enforcement, fire and emergency medical services agencies. As a result of the acquisition, the business unit operates as a division of the Company.

    On September 9, 1997, the Company acquired SunRise Imaging ("SunRise"), a California corporation, in a transaction accounted for under purchase accounting. SunRise is a leading developer and manufacturer of high performance systems which digitize microfilm and microfiche records.

                                  RISK FACTORS

    THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, TOGETHER WITH ALL OF THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

DEPENDENCE ON LARGE ORDERS; CUSTOMER CONCENTRATION

    In any given fiscal year, the Company's revenues have principally consisted, and will continue to consist, of large orders from a limited number of customers. While the individual customer may vary from period to period, the Company is still dependent upon large orders for a significant portion of its total system revenues. During the fiscal year ended March 31, 1997, revenues from the Royal Canadian Mounted Police and the Florida Department of Law Enforcement were $9.0 million, or 13.7%, and $6.9 million, or 10.5%, respectively, of the Company's total revenues. During the fiscal year ended March 31, 1996, revenues from the State of Louisiana were $8.3 million, or 15.9% of the Company's total revenues. There can be no assurance that the Company will continue to obtain such large orders on a consistent basis, and as such, the Company's inability to obtain sufficient large orders would have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the timing and shipment of such orders may cause the operating results of the Company in any given quarter to differ from projections of securities analysts which could adversely affect the trading price of the Company's Common Stock.

LENGTHY SALES AND COLLECTION CYCLE

    The sale of the Company's products is often subject to delays associated with the lengthy approval processes that typically accompany large capital expenditures. The Company's total revenues depend in significant part upon the decision of a government agency to upgrade and expand existing facilities, alter workflows, and hire additional technical expertise in addition to procuring the Company's products, all of which involve a significant capital commitment as well as significant future support costs. The Company's systems therefore often have a lengthy sales cycle while the customer evaluates and receives approvals for the purchase of the Company's products, while existing workflows are augmented so as to properly assimilate the Company's system, and while the system is configured and shipped. Typically, the evaluation and execution of a customer contract may take one year. Another six to nine months elapse while the system is configured, file conversion services are performed and the customer site is prepared. As such, it is not uncommon for the sales cycle to approximate two years. During this time, the Company expends substantial resources yet receives no associated revenue. Any significant failure by the Company to execute a contract after expending such effort and funds could have a material adverse effect on its business, operating results and financial condition.

    A customer contract typically provides payment terms associated with the achievement of certain contractual milestones. Often, the contract provides for a customer deposit at contract signature, however, much of the customer's payment may ultimately be associated with the delivery and final acceptance of the complete system. Because the system configuration, file conversion, and system acceptance testing consumes a six to nine month time period, the Company's collection cycle is often quite lengthy. As such, the Company expends substantial resources but may not receive payment from the customer until the completion of a substantial portion of the contract. Any significant failure by the Company to perform to the requirements of a specific contract could have a material adverse effect on its business, operating results and financial condition.

DEPENDENCE ON CAPITAL SPENDING BY PUBLIC AGENCIES

    Substantially all of the Company's revenues are derived from the sale and maintenance of AFIS products delivered to domestic and foreign governmental agencies, particularly law enforcement agencies. The decision to purchase an AFIS system generally involves a significant commitment of capital and frequent delays are often associated with significant capital expenditures. The Company's future performance is directly dependent upon the capital expenditure budgets of its customers and the continued demand by such customers for AFIS products. Many domestic and foreign governmental agencies have experienced budget deficits that have also led to significant reductions in capital expenditures. The Company's operations in the future may be subject to period-to-period fluctuations as a consequence of such deficits or other negative factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results and financial condition.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many agencies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company believes that its products and internal systems are Year 2000 compliant, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as agencies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase systems such as those offered by the Company, which could result in a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH EXPANSION INTO ADDITIONAL MARKETS; RELIANCE ON TEAMING
  ARRANGEMENTS

    The Company believes that its future performance is, in part, dependent upon its ability to successfully develop and market AFIS technology for use outside of the law enforcement market. These markets may include the detection of welfare fraud, voter registration and identification, verification of immigration status, drivers' license identification and verification of eligibility of pension or medical benefits. There can be no assurance that any of these products, once developed, will achieve market acceptance.

    In order to pursue civil and commercial applications, the Company has entered into and will continue to enter into, where appropriate, teaming arrangements with third party system integrators. There can be no assurance regarding the performance of such third parties, or the overall success, if any, of such teaming arrangements.

RISKS ASSOCIATED WITH ACQUISITIONS

    An important element of the Company's strategy is to expand its operations by acquiring companies with complementary product offerings in order to augment market coverage and strengthen technological capabilities. In May 1997, the Company completed the acquisition of TFP in exchange for 1,399,494 shares of Printrak Common Stock. In July 1997, the Company completed the acquisition of a business unit of SCC Communications Corp. In September 1997, the Company completed the acquistion of SunRise Imaging for consideration of $10,175,000 plus up to an additional $725,000 earnout in the event that certain financial objectives are satisfied. The Company may make additional acquisitions of businesses, products or technologies in the future. These acquisitions may result in dilutive issuances of securities, the incurrence of debt and amortization expenses related to goodwill or other intangible assets or may cause large write-offs of research and development expenses at the time of such acquisitions. Any of these factors could adversely affect the Company's business, operating results and financial condition.

    Acquisitions present and will continue to present the Company with numerous challenges, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, as well as managing separate geographic operations of the consolidated company. These challenges absorb and may continue to absorb significant management attention that would otherwise be available to the ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will ultimately be realized. The Company and the acquired companies could experience difficulties or delays in integrating their respective technologies or developing and introducing new products. If the Company's management does not effectively respond to these challenges, the Company's business, operating results and financial condition could be adversely affected.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth for the periods and the dates indicated has been restated to reflect the business combination between the Company and TFP accounted for on a pooling-of-interests basis and thus combines the historical financial information of the Company and TFP. The historical amounts for TFP have been adjusted to conform TFP's year-end and certain accounting policies to those of the Company. The selected consolidated financial data of the Company as of March 31, 1996 and 1997 and for the years ended March 31, 1995, 1996 and 1997 is derived from audited restated consolidated financial statements of the Company included elsewhere in this Prospectus. The selected consolidated financial data of the Company as of March 31, 1993, 1994 and 1995 and for the years ended March 31, 1993 and 1994 is derived from audited consolidated financial statements of the Company and unaudited financial statements of TFP not included in this Prospectus. The following information should be read in conjunction with the Restated Consolidated Financial Statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in elsewhere in this Prospectus.

                                                                              YEAR ENDED MARCH 31
                                                             -----------------------------------------------------
                                                               1993       1994       1995       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                    (000S)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    System.................................................  $  21,862  $  20,512  $  22,036  $  41,400  $  54,728
    Maintenance............................................      7,634      8,580      9,607     10,667     10,855
                                                             ---------  ---------  ---------  ---------  ---------
    Total revenues.........................................     29,496     29,092     31,643     52,067     65,583
  Cost of revenues(1):                                          16,711     14,787     18,215     29,782     34,143
                                                             ---------  ---------  ---------  ---------  ---------
  Gross profit.............................................     12,785     14,305     13,428     22,285     31,440
  Operating expenses:
    Research, development and engineering..................        931      3,907      4,867      9,274     10,859
    Selling, general and administrative....................      6,589      8,012      9,353     12,283     13,861
                                                             ---------  ---------  ---------  ---------  ---------
    Total operating expenses...............................      7,520     11,919     14,220     21,557     24,720
  Operating income (loss)..................................      5,265      2,386       (792)       728      6,720
  Other income, net........................................      1,007        976      1,315        848         53
                                                             ---------  ---------  ---------  ---------  ---------
  Income before provision for income taxes and cumulative
    effect of accounting change............................      6,272      3,362        523      1,576      6,773
  Provision for income taxes...............................        244      1,001        221        386      2,141
                                                             ---------  ---------  ---------  ---------  ---------
  Income before cumulative effect of accounting change.....      6,028      2,361        302      1,190      4,632
  Cumulative effect of accounting change(2)................     --          5,750     --         --         --
  Net income...............................................  $   6,028  $   8,111  $     302  $   1,190  $   4,632
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
  Net income per share.....................................                        $    0.03  $    0.13  $    0.42
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
  Weighted average common and common equivalent shares
    outstanding............................................                            8,755      9,085     10,963
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments........      1,245      1,816      1,272      3,625      8,431
  Working capital..........................................      5,920      5,736      5,475     10,130     24,842
  Total assets.............................................     15,648     25,649     29,964     34,657     49,558
  Long-term liabilities....................................      3,796      5,405      7,834      5,742      1,683
  Total stockholders' equity...............................      5,004     12,554     11,931     14,041     33,997

------------------------
(1) Amount in 1996 includes additional amortization of $832,000 due to a change in the estimated useful life of capitalized software and development costs.

(2) Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of the adoption of this statement resulted in the recognition of a $5,750,000 gain during the year ended March 31, 1994.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include (i) the existence and development of the Company's technical and manufacturing capabilities, (ii) anticipated competition, (iii) potential future growth in revenues and income, (iv) potential future decreases in costs, and (v) the need for, and availability of, additional financing.

    The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company's markets will continue to grow, that the Company's products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within the Company's markets will not change materially or adversely, that the Company will retain key technical and management personnel, that the Company's forecasts will accurately anticipate market demand, and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. In addition, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

    The following is management's discussion and analysis of certain significant factors which have affected the earnings and financial position of the Company during the period included in the accompanying financial statements. This discussion compares the year ended March 31, 1997 with the year ended March 31, 1996 and the year ended March 31, 1996 is compared against the year ended March 31, 1995. This discussion should be read in conjunction with the financial statements and associated notes to the financial statements.

FISCAL YEARS ENDED MARCH 31, 1997 AND 1996

    TOTAL REVENUES. The Company's total revenues are comprised of system revenues, which include products, file conversion services, and system installations; and maintenance revenues related to hardware and software support.

    Revenues increased 26.0% to $65.6 million for the year ended March 31, 1997 from $52.1 million for the year ended March 31, 1996. TFP contributed $368,000 or 2.7% of the revenue increase over the prior period. System revenues experienced an increase of 32.2%, or $13.3 million, to $54.7 million for fiscal year 1997, up from $41.4 million for the previous fiscal year. The system revenue increase is primarily attributable to an increasing number of AFIS 2000 system installations worldwide.

    Maintenance revenues equaled $10.9 million for the year ended March 31, 1997, up 1.8% from prior year revenues of $10.7 million. Year-over-year, TFP's maintenance base increased, offsetting Printrak Anaheim's maintenance revenue decrease. Anaheim's year-over-year decrease is the result of sales to existing customers, reducing maintenance revenue during the customer's warranty period.

    COST OF REVENUES. Cost of revenues primarily consist of purchased materials procured for use in the assembly of the Company's products, manufacturing labor and overhead, file conversion costs and maintenance expenses.

    Overall gross profit increased to $31.4 million for the year ended March 31, 1997, up from $22.3 million for the same period of the previous year. Overall gross margin for fiscal year 1997 increased to

47.9% from 42.8% for fiscal year 1996. The gross profit for system revenues increased to $26.6 million for the year ended March 31, 1997 in comparison to $17.3 million for the year ended March 31, 1996. Additionally, system gross margin equaled 48.6% for the current fiscal year, a significant increase from 41.8% for the previous fiscal year. The gross margin associated with maintenance revenues declined to 44.4% for the year ended March 31, 1997 from 46.6% for the year ended March 31, 1996. Overall maintenance gross profit also declined and approximated $4.8 million at March 31, 1997, versus $5.0 million for the prior year.

    The overall increase in system gross margin to 48.6% is partially related to $2.2 million of software amortization, present in the prior year but absent in the current year because all capitalized software was fully amortized in the previous fiscal year. Absent the software amortization in the prior year, the Company's system margin would have approximated 47.1%. Additionally, favorable order mix and favorable raw material prices resulted in an increase in the overall system margin. The reduction in the Company's maintenance revenue margin is the result of increased maintenance support costs without a corresponding increase in the price of maintenance support service.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenses (RD&E) are comprised primarily of compensation paid to personnel engaged in research, development and engineering activities, amounts paid for outside services and consultants and the cost of materials used in the development of hardware and software products.

    RD&E expenses increased 17.1% to $10.9 million for the year ended March 31, 1997, up from $9.3 million for the year ended March 31, 1996. The increase in RD&E expense is comprised of increased salary and contract labor expense related to additional personnel engaged in research, as well as engineering enhancement of existing products. Depreciation expense also increased due to a higher amount of equipment used principally for development efforts. RD&E expense, as a percentage of revenues, decreased to 16.6% for the current year, down from 17.8% for the same period of the previous year, primarily due to the increased level of total revenues.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative (SG&A) expense consist principally of compensation paid to sales, marketing, and administrative personnel, professional service fees, travel and related expenses, and other marketing expenses.

    For the year ended March 31, 1997, SG&A expenses increased to $13.9 million from $12.3 million for the year ended March 31, 1996. This reflects an overall SG&A expense increase of $1.6 million or 12.8%. The increase in SG&A expenses results from increased sales and administrative salary expense to support the infrastructure of a higher level of revenues, increased travel costs, and increased professional service fees. SG&A expenses, as a percentage of revenues, decreased to 21.1% for the current year, down from 23.6% for the prior year, due primarily to the increased level of total revenues.

    OTHER INCOME, NET. Other income in the current year is primarily associated with interest income of $364,000 and other miscellaneous income items, offset, in part, by interest expense of $450,000. For the previous year, other income is associated with the amortization of the deferred credit which became fully amortized in March, 1996. Approximately $1.2 million of this credit was amortized to income in 1996.

    PROVISION FOR INCOME TAXES. Income tax expense for the year ended March 31, 1997 equaled $2.1 million in comparison to tax expense of $386,000 in the prior year. This represents an overall increase in tax expense of approximately $1.8 million. The Company's tax provision is based on the federal statutory rate of 35% and reflects the impact of state and foreign taxes and the changes in the deferred tax valuation allowance, primarily associated with net operating loss carryforwards.

FISCAL YEARS ENDED MARCH 31, 1996 AND 1995

    TOTAL REVENUE. Total revenues increased 64.5% to $52.1 million for the year ended March 31, 1996 from $31.6 million for the year ended March 31, 1995. TFP contributed $1.5 million or 7.4% of the revenue increase over the prior period. The increase in 1996 revenues is primarily attributable to increased market acceptance of the Company's AFIS 2000 series of products, the broadening of the Company's product line, as well as increased maintenance revenue from existing customers.

    GROSS PROFIT. Gross profit increased 66.0% to $22.3 million in fiscal year 1996 from $13.4 million in fiscal year 1995. Gross profit as a percentage of total revenues was 42.8% for the year ended March 31, 1996, versus 42.4% for the year ended March 31, 1995. In fiscal year's 1996 and 1995, gross margins were impacted by higher amortization of capitalized software development costs. Costs associated with software amortization were $2.2 million and $1.3 million for the years ended March 31, 1996 and 1995, respectively.

    RESEARCH, DEVELOPMENT AND ENGINEERING. In 1996, the Company's management reevaluated the useful life of existing capitalized software, as well as the point at which technological feasibility of current projects is established. Based upon this evaluation, the Company determined that the remaining useful life of existing capitalized software development was shorter than originally estimated based on the fact that technological feasibility is established concurrent with the completion of a working model, and as of March 31, 1996 all previously capitalized software was fully expensed. As such, costs which were previously capitalized and amortized over a three year period are now expensed as engineering costs.

    Research, development and engineering expenditures increased 90.5% to $9.3 million in 1996 from $4.9 million in 1995. Research, development and engineering expenditures were 17.8% and 15.4% (17.8% and 23.9% including capitalized software development costs), respectively, of the Company's total revenues in 1996 and 1995. The increase in research, development, and engineering for 1996 was primarily due to the addition of personnel for the development of new products and the continued enhancement of existing products.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenditures increased 31.3% to $12.3 million for the year ended March 31, 1996, up from $9.4 million for the year ended March 31, 1995. Selling, general and administrative expenditures were 23.6% of the Company's revenues for fiscal year 1996, down from 29.6% of revenues for the same fiscal period in 1995. The increase in expense from 1995 to 1996 primarily reflects the addition of sales, marketing, and support capabilities needed to support a higher level of revenues.

    OTHER INCOME, NET. In 1991, the Company was acquired from De La Rue, Inc., the successor-in-interest to Thomas De La Rue and Company Limited, which acquisition was accounted for as a purchase. The excess of the fair market value of the net assets acquired over the purchase price was recorded as a deferred credit (negative goodwill) and was amortized on a straight-line basis over five years. Other income, net results primarily from amortization of this deferred credit. Approximately $1.2 million was amortized to income in both fiscal year 1996 and fiscal year 1995. As of March 31, 1996, this credit was fully utilized. This was partially offset by $426,000 of interest expense.

    PROVISION FOR INCOME TAXES. Income tax expense was $386,000 and $221,000, respectively, for fiscal years 1996 and 1995. These tax provisions are based on the federal rate of 35% and reflects the impact of state and foreign taxes and the changes in the deferred tax valuation allowance, primarily associated with net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    The Company finances its operations through the cash provided by its operations, the utilization of its revolving credit line and cash provided by its initial public offering. The Company's operating activities used net cash of approximately $5.2 million for the year ended March 31, 1997, primarily as a result of the increase in accounts receivable, offset by other working capital changes. The increase in the Company's accounts receivable is primarily the result of two large contracts for which the customers negotiated extended payment terms based on acceptance testing. The Company's operating activities generated net cash of approximately $2.2 million for the year ended March 31, 1996 primarily as a result of depreciation expense, increases in accounts payable and other liabilities which were somewhat offset by increases in accounts receivable and inventory.

    The Company's investing activities used net cash of approximately $4.8 million for fiscal year 1997, due to capital expenditures of $1.5 million, approximately $0.9 million cash received from the collection of a note receivable and $4.2 million of short-term investment purchase. Investing activities generated net cash of $531,000 for the year ended March 31, 1995, primarily from the sale of the Company's headquarters for proceeds of $3.3 million, partially offset by the purchase of capital equipment of $2.6 million.

    Financing activities provided net cash of approximately $10.6 million for the year ended March 31, 1997 while financing activities for the same period of the previous year used net cash of $376,000. For the current period, net debt repayments equaled $4.8 million. Net proceeds of approximately $14.7 million were realized from the Company's initial public offering and proceeds of $.7 million were realized from employee's participation in the Company's employee stock purchase plan. For the period ended March 31, 1996, the Company's borrowed $3.6 million and paid principal payments on its long-term debt of $4.7 million.

                                MATERIAL CHANGES

    TFP LEASE. In connection with the acquisition of TFP, the Company, through its newly acquired subsidiary TFP, obtained a lease with TFP's principal shareholder, Barry B. White, now a director and Vice President of the Company. On November 12, 1997, the Company and its subsidiary, TFP, negotiated an amendment to the Lease Agreement dated July 23, 1996 (the "Amendment") which superseded the previous Lease Agreement dated January 2, 1996. The Amendment permits TFP to terminate the lease with one hundred eighty (180) days notice from and after February 7, 1998, and increases the current rent to $16,667 per month effective December 1, 1997. Prior to such Amendment the lease continued without the right to terminate until December 31, 2004.

    HIRING OF CHIEF FINANCIAL OFFICER. The Company recently entered into an employment agreement with Alfred B. Castleman, effective December 8, 1997, for a term expiring December 8, 1999, pursuant to which he will serve as Vice President--Finance and Chief Financial Officer of the Company (the "Employment Agreement"). Mr. Castleman has also been elected to the Company's board of directors. The Employment Agreement provides for a base salary of $190,000 per year, with annual raises to be determined by the Compensation Committee. Mr. Castleman may earn a performance bonus based upon the attainment of certain operating goals of the Company. Mr. Castleman's target performance bonus is forty percent (40%) of his base salary. Such performance bonus may be increased or decreased depending on the Company's financial performance in relation to its operating income budget. Mr. Castleman is also eligible to participate in incentive compensation and other employee benefit plans established by the Company from time to time. The Company also granted Mr. Castleman 60,000 options with an exercise price of $10.63 per share. Mr. Castleman's employment agreement provides for a severance benefit equal to twelve months' base salary in the event of termination of his employment by the Company under certain circumstances after he has been employed with the Company for twelve months.

                                USE OF PROCEEDS

    The proceeds from the sale of each Selling Stockholder's Common Stock will belong to the Selling Stockholders. The Company will not receive any proceeds from such sales of the Common Stock.

                              SELLING STOCKHOLDERS

    The Company issued 1,399,494 shares of Common Stock to the TFP stockholders on May 7, 1997, pursuant to the terms of the TFP Merger Agreement under which TFP was merged with a subsidiary of the Company, becoming a wholly-owned subsidiary of the Company. Pursuant to the TFP Merger Agreement, five percent (5%) of the shares were placed in an escrow account for one year as collateral to secure the indemnification obligations of the TFP stockholders. Pursuant to the TFP Merger Agreement, the Company agreed to file a registration statement with the Commission to register up to twenty percent (20%) of the shares of Common Stock received by the TFP stockholders for resale by them, and to keep the registration statement effective for a period of up to 4 months after such registration statement is declared effective. The Registration Statement of which this Prospectus is a part was filed with the Commission pursuant to the TFP Merger Agreement.

    The following table sets forth (i) the name of each Selling Stockholder who has elected to register a portion of his or her shares of the Company's Common Stock acquired pursuant to the TFP Merger Agreement, (ii) the number and percentage of shares of Common Stock owned by each Selling Stockholder prior to the offering including shares held in the escrow account, and (3) the number of shares and the percentage of the class to be owned by each Selling Stockholder upon completion of this offering.

                                                                                                 SHARES OWNED AFTER
                                                                                                      OFFERING
                                                                 SHARES PRIOR                  ----------------------
NAME                                                             TO OFFERING   SHARES OFFERED   NUMBER      PERCENT
---------------------------------------------------------------  ------------  --------------  ---------  -----------
Barry B. White.................................................      732,179        153,072      579,107         5.2%
Palmetto Seed Capital(1).......................................      203,415         40,683      162,732         1.4%
John W. Martin II(2)...........................................      118,184         24,708       93,476       *
J. Daniel Whisenhunt(2)........................................      101,707         21,263       80,444       *
Arno Ernst(3)..................................................       50,854         10,632       40,222       *
Bradley E. & Robin R. Bylenga(4)...............................       49,471          9,894       39,577       *
Ron Shaw.......................................................       20,342          4,068       16,274       *
Don Shaw.......................................................       20,342          4,068       16,274       *
Julia O. Turlington and C. Lynn Ogle(5)........................       16,883          3,377       13,506       *
Peter D. Bylenga...............................................       15,378          2,800       12,578       *
Peter G. & Gregorie P. Bylenga.................................       13,181          2,500       10,681       *
Richard W. Johnson, Sr.........................................       10,984          2,000        8,984       *
Richard W. & Lesley S. Johnson, Jr.(6).........................        4,394            834        3,560       *

------------------------

 * less than 1%

(1) Capers Easterby, the President of Palmetto Seed Capital, was a director of TFP prior to the acquisition by Printrak.

(2) Former director of TFP prior to the acquisition by Printrak.

(3) Serves as President of TFP GmbH, a wholly-owned subsidiary of TFP.

(4) Bradley Bylenga is the Director of Operations of TFP and formerly served as a Vice President of TFP.

(5) Julia Turlington is the Director of Accounting and Finance of TFP and formerly served as the Controller of TFP.

(6) Richard W. Johnson, Jr. is the Sales Director of TFP and he previously served as Vice President and was a former director of TFP.

    BARRY B. WHITE. In connection with the acquisition of 100% of the outstanding common stock of TFP by the Company, TFP entered into (i) an employment agreement with Mr. Barry B. White pursuant to which Mr. White will serve as a President of TFP, Vice President of Printrak, and serve on Printrak's Board of Directors until April 30, 1998. In November 1997, Mr. White resigned as President of TFP, but will continue to serve as a Vice President and a director of Printrak. Mr. White is also the owner of the building currently leased by TFP pursuant to a lease dated July 23, 1996 and amended on November 12, 1997. See "Material Changes" regarding the lease amendment.

                              PLAN OF DISTRIBUTION

    All or a portion of the Common Stock offered by this Prospectus may be offered for sale from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders.

    The Company will not receive any part of the proceeds from the sale of Common Stock. The Selling Stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such intermediary may be deemed to be underwriting commissions under the Securities Act. All expenses of the registration of securities covered by this Prospectus are to be borne by the Company, including the reasonable fees and expenses of counsel for the TFP Stockholders. The Selling Stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                    EXPERTS

    The restated consolidated financial statements included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director will not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate a director's fiduciary duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for (i) breach of the director's duty of loyalty to the Company or its stockholders for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (ii) acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, (iii) any transaction from which the director derives an improper personal benefit, (iv) acts or omissions involving reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of the risk of serious injury to the Company or its stockholders, (v) acts or omissions that constitute an unexpected pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, (vi) improper transactions between a director and the Company, and (vii) improper distributions and loans to directors and officers. This provision does not affect a director's responsibilities under any laws, such as the federal securities laws or state or federal environmental laws.

    In addition, the Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person whom the Company is required or permitted to indemnify. The Company has entered into agreements with its directors and executive officers, which requires the Company to indemnify them to the fullest extent permitted by law against certain losses they may incur in legal proceedings arising in connection with their services to the Company.

    Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                          PRINTRAK INTERNATIONAL INC.

              INDEX TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Independent Auditors' Report..............................................   F-2

Consolidated Balance Sheets...............................................   F-3

Consolidated Statements of Operations.....................................   F-4

Consolidated Statements of Stockholders' Equity...........................   F-5

Consolidated Statements of Cash Flows.....................................   F-6

Notes to Restated Consolidated Financial Statements.......................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors

Printrak International Inc.:

    We have audited the accompanying restated consolidated balance sheets of Printrak International Inc. and subsidiaries (the Company) as of March 31, 1996 and 1997 and the related restated consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such restated consolidated financial statements present fairly, in all material respects, the financial position of Printrak International Inc. and subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

June 26, 1997 (except for Note 16, as to which the date is September 9, 1997) Costa Mesa, California

                          PRINTRAK INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

                    AS OF MARCH 31, 1996 AND 1997 (RESTATED)

                                                                                         1996           1997
                                                                                     -------------  -------------
                                                     ASSETS
CURRENT ASSETS:
Cash and cash equivalents..........................................................  $   3,261,000  $   3,832,000
Short-term investments.............................................................        364,000      4,599,000
Accounts receivable, net, including unbilled amounts of $5,315,000 (1996) and
  $8,337,000 (1997) (Notes 4 and 5)................................................     11,715,000     23,539,000
Inventories, net (Note 6)..........................................................      9,166,000      5,174,000
Prepaid expenses and other current assets..........................................        412,000        518,000
Deferred income taxes (Note 10)....................................................         86,000      1,058,000
                                                                                     -------------  -------------
      Total current assets.........................................................     25,004,000     38,720,000
NOTES RECEIVABLE FROM RELATED PARTIES (Note 14)....................................      1,390,000        543,000
PROPERTY AND EQUIPMENT, net (Notes 7 and 9)........................................      3,383,000      5,570,000
DEFERRED INCOME TAXES (Note 10)....................................................      4,847,000      2,867,000
OTHER LONG-TERM ASSETS.............................................................         33,000      1,858,000
                                                                                     -------------  -------------
TOTAL ASSETS.......................................................................  $  34,657,000  $  49,558,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable...................................................................  $   5,282,000  $   4,431,000
Accrued wage and employee benefits.................................................      1,575,000      1,807,000
Other accrued liabilities (Note 8).................................................      2,016,000      2,843,000
Current portion of long-term debt (Notes 9 and 11).................................        949,000        247,000
Deferred revenue...................................................................      4,818,000      3,919,000
Income taxes payable (Note 10).....................................................        234,000        631,000
                                                                                     -------------  -------------
      Total current liabilities....................................................     14,874,000     13,878,000
LONG-TERM DEBT, less current portion (Notes 9 and 11)..............................      5,742,000      1,524,000
OTHER LONG-TERM LIABILITIES........................................................                       159,000
                                                                                     -------------  -------------
      Total liabilities............................................................     20,616,000     15,561,000
COMMITMENTS AND CONTINGENCIES (Note 11) STOCKHOLDERS' EQUITY (Note 12): Preferred
  stock, $0.0001 par value; 5,000,000 shares authorized; no shares outstanding.
  Common stock, $0.0001 par value; 20,000,000 shares authorized; 8,722,694 (1996)
    and 10,425,494 (1997) shares issued and outstanding............................          1,000          1,000
Additional paid-in capital.........................................................      1,301,000     16,756,000
Retained earnings..................................................................     12,961,000     17,542,000
Note receivable from stockholder (Note 14).........................................       (300,000)      (300,000)
Unrealized gain on short-term investments..........................................         41,000         46,000
Cumulative foreign exchange translation adjustment.................................         37,000        (48,000)
                                                                                     -------------  -------------
      Total stockholders' equity...................................................     14,041,000     33,997,000
                                                                                     -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................................  $  34,657,000  $  49,558,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

     See accompanying notes to restated consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997 (RESTATED)

                                                                          1995           1996           1997
                                                                      -------------  -------------  -------------
REVENUES (Note 5):
System..............................................................  $  22,036,000  $  41,400,000  $  54,728,000
Maintenance.........................................................      9,607,000     10,667,000     10,855,000
                                                                      -------------  -------------  -------------
      Total revenues................................................     31,643,000     52,067,000     65,583,000
COST OF REVENUES:
System..............................................................     12,931,000     24,088,000     28,111,000
Maintenance.........................................................      5,284,000      5,694,000      6,032,000
                                                                      -------------  -------------  -------------
      Total cost of revenues........................................     18,215,000     29,782,000     34,143,000
                                                                      -------------  -------------  -------------
GROSS PROFIT........................................................     13,428,000     22,285,000     31,440,000
OPERATING EXPENSES:
Research, development and engineering...............................      4,867,000      9,274,000     10,859,000
Selling, general and administrative.................................      9,353,000     12,283,000     13,861,000
                                                                      -------------  -------------  -------------
      Total operating expenses......................................     14,220,000     21,557,000     24,720,000
INCOME (LOSS) FROM OPERATIONS.......................................       (792,000)       728,000      6,720,000
OTHER INCOME (EXPENSE):
Amortization of deferred credit (Note 2)............................      1,207,000      1,207,000
Foreign currency (loss) gain........................................        (12,000)        67,000       (144,000)
Interest expense, net...............................................       (494,000)      (426,000)       (86,000)
Other income........................................................        614,000                       283,000
                                                                      -------------  -------------  -------------
      Total other income, net.......................................      1,315,000        848,000         53,000
                                                                      -------------  -------------  -------------
INCOME BEFORE PROVISION FOR INCOME TAXES............................        523,000      1,576,000      6,773,000
PROVISION FOR INCOME TAXES (Note 10)................................        221,000        386,000      2,141,000
                                                                      -------------  -------------  -------------
NET INCOME..........................................................  $     302,000  $   1,190,000  $   4,632,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
NET INCOME PER SHARE................................................  $        0.03  $        0.13  $        0.42
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
WEIGHTED AVERAGE SHARES OUTSTANDING.................................      8,755,000      9,085,000     10,963,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

     See accompanying notes to restated consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997 (RESTATED)

                                                          COMMON STOCK                                   NOTE      UNREALIZED
                                                    ------------------------  ADDITIONAL              RECEIVABLE     GAIN ON
                                                     NUMBER OF                 PAID-IN     RETAINED      FROM      SHORT-TERM
                                                      SHARES      PAR VALUE    CAPITAL     EARNINGS   STOCKHOLDER  INVESTMENTS
                                                    -----------  -----------  ----------  ----------  -----------  -----------
BALANCE, April 1, 1994............................   8,213,514    $   1,000   $   83,031  $12,490,000  $  --        $  --
Net income........................................                                           302,000
Dividend..........................................                                        (1,000,000)
Foreign currency translation adjustment...........
Other.............................................                                           (21,000)
                                                    -----------  -----------  ----------  ----------  -----------  -----------
BALANCE, March 31, 1995...........................   8,213,514        1,000       83,031  11,771,000
Exercise of common stock options and receipt of
  note receivable from stockholder................     123,200                   308,000                (300,000)
Issuance of common stock..........................     385,980                   909,969
Net income........................................                                         1,190,000
Unrealized gain on short-term investments.........                                                                     41,000
Foreign currency translation adjustment...........
                                                    -----------  -----------  ----------  ----------  -----------  -----------
BALANCE, March 31, 1996...........................   8,722,694        1,000    1,301,000  12,961,000    (300,000)      41,000
Issuance of common stock..........................   1,702,800                15,405,000
Net income........................................                                         4,632,000
Unrealized gain on short-term investments.........                                                                      5,000
Foreign currency translation adjustment...........
Accretion of TFP Preferred stock prior to
  merger..........................................                                50,000     (50,000)
Other.............................................                                            (1,000)
                                                    -----------  -----------  ----------  ----------  -----------  -----------
BALANCE, March 31, 1997...........................  10,425,494    $   1,000   $16,756,000 $17,542,000  $(300,000)   $  46,000
                                                    -----------  -----------  ----------  ----------  -----------  -----------
                                                    -----------  -----------  ----------  ----------  -----------  -----------

                                                    CUMULATIVE
                                                      FOREIGN
                                                     EXCHANGE       TOTAL
                                                    TRANSLATION  STOCKHOLDERS'
                                                    ADJUSTMENT      EQUITY
                                                    -----------  ------------
BALANCE, April 1, 1994............................   $ (20,000)   $12,554,031
Net income........................................                   302,000
Dividend..........................................                (1,000,000)
Foreign currency translation adjustment...........      96,000        96,000
Other.............................................                   (21,000)
                                                    -----------  ------------
BALANCE, March 31, 1995...........................      76,000    11,931,031
Exercise of common stock options and receipt of
  note receivable from stockholder................                     8,000
Issuance of common stock..........................                   909,969
Net income........................................                 1,190,000
Unrealized gain on short-term investments.........                    41,000
Foreign currency translation adjustment...........     (39,000)      (39,000)
                                                    -----------  ------------
BALANCE, March 31, 1996...........................      37,000    14,041,000
Issuance of common stock..........................                15,405,000
Net income........................................                 4,632,000
Unrealized gain on short-term investments.........                     5,000
Foreign currency translation adjustment...........     (85,000)      (85,000)
Accretion of TFP Preferred stock prior to
  merger..........................................
Other.............................................                    (1,000)
                                                    -----------  ------------
BALANCE, March 31, 1997...........................   $ (48,000)   $33,997,000
                                                    -----------  ------------
                                                    -----------  ------------

     See accompanying notes to restated consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997 (RESTATED)

                                                                                1995        1996        1997
                                                                             ----------  ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................................  $  302,000  $1,190,000  $ 4,632,000
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
  Depreciation and amortization............................................   3,196,000   4,087,000    2,659,000
  Amortization of deferred credit..........................................  (1,207,000) (1,207,000)
  Deferred income taxes....................................................     (41,000)    136,000    1,008,000
  Changes in operating assets and liabilities:
    Accounts receivable, net...............................................    (145,000) (4,874,000) (11,824,000)
    Inventories, net.......................................................  (3,373,000) (2,463,000)     601,000
    Prepaid expenses and other assets......................................      34,000      57,000   (1,725,000)
    Accounts payable.......................................................   1,154,000   2,512,000     (852,000)
    Accrued liabilities....................................................    (737,000)    978,000    1,061,000
    Deferred revenue.......................................................   1,980,000   1,693,000     (899,000)
    Income taxes payable...................................................      (5,000)     58,000      397,000
    Other..................................................................     (36,000)     40,000     (254,000)
                                                                             ----------  ----------  -----------
      Net cash provided by (used in) operating activities..................   1,122,000   2,207,000   (5,196,000)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures.......................................................  (1,482,000) (2,580,000)  (1,459,000)
Proceeds from sale of land and building, net...............................               3,330,000
Capitalized software development costs.....................................  (2,668,000)
Purchases of short-term investments........................................      (1,000)              (4,235,000)
Notes receivable from related parties......................................     215,000    (219,000)     888,000
                                                                             ----------  ----------  -----------
      Net cash (used in) provided by investing activities..................  (3,936,000)    531,000   (4,806,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of redeemable preferred stock...................                 690,000
Proceeds from long-term debt...............................................   4,186,000   3,607,000    6,116,000
Principal payments on long-term debt.......................................    (968,000) (4,681,000) (10,878,000)
Dividends paid.............................................................  (1,000,000)
Proceeds from exercise of stock options....................................                   8,000      690,000
Net proceeds received from initial public offering.........................                           14,715,000
                                                                             ----------  ----------  -----------
      Net cash provided by (used in) financing activities..................   2,218,000    (376,000)  10,643,000
EFFECT OF EXCHANGE RATE CHANGES ON CASH BALANCES...........................      96,000     (50,000)     (70,000)
                                                                             ----------  ----------  -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......................    (500,000)  2,312,000      571,000
CASH AND CASH EQUIVALENTS,
  beginning of year........................................................   1,449,000     949,000    3,261,000
                                                                             ----------  ----------  -----------
CASH AND CASH EQUIVALENTS, end of year.....................................  $  949,000  $3,261,000  $ 3,832,000
                                                                             ----------  ----------  -----------
                                                                             ----------  ----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION--Cash paid during the year for:
  Interest.................................................................  $  531,000  $  565,000  $   450,000
                                                                             ----------  ----------  -----------
                                                                             ----------  ----------  -----------
  Income taxes.............................................................  $  266,000  $   96,000  $   833,000
                                                                             ----------  ----------  -----------
                                                                             ----------  ----------  -----------
NONCASH TRANSACTIONS:

    For the years ended March 31, 1995 and 1997, the Company entered into capital lease agreements for equipment amounting to $405,000 and $551,000, respectively.

    During the year ended March 31, 1997, the Company capitalized $3,391,000 of equipment and materials, previously classified as inventory, into fixed assets.

    During the year ended March 31, 1996, the Company received a note for $1,230,000 from a related party in conjunction with the sale of land and a building, and received a note of $300,000 from an officer for the exercise of stock options (Note 14).

     See accompanying notes to restated consolidated financial statements.

              NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE BUSINESS

    Printrak International Inc. (Printrak or the Company) is a worldwide supplier of biometric identification systems used primarily in law enforcement applications and with increasing frequency in civil applications such as welfare and immigration control.

    On May 7, 1997, the Company acquired TFP Inc. (TFP) (Note 3). TFP is engaged in the business of developing, manufacturing and selling "turnkey" computerized video electronic image-based systems and document retrieval systems for law enforcement and correctional agencies worldwide.

    The accompanying consolidated financial statements have been restated to reflect the business combination between the Company and TFP accounted for on a pooling-of-interests basis. The restated consolidated financial statements combine the historical financial statements for the Company and TFP as of March 31, 1996 and 1997 and for each of the three years ended March 31, 1997. The historical amounts for TFP have been adjusted to conform TFP's year-end and certain accounting policies to those of the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Printrak International Inc. and its wholly-owned subsidiaries:
Printrak Limited, TFP, I2 Incorporated and TFP GmbH. All material intercompany transactions and accounts have been eliminated.

    REVENUE RECOGNITION--Revenue is recognized for system sales with insignificant customer obligations when the system is shipped. The Company records an accrual for any remaining obligations which typically consist of installation and warranty costs. Certain of the Company's system sales are considered long-term contracts due to a significant amount of custom modification to the basic system or to extended delivery terms. Under these types of contracts, the Company recognizes revenue under the percentage of completion method, principally using the ratio of labor costs incurred to total estimated labor costs at completion or based on units of delivery. During the present year, no contracts of this type existed, and as such, no revenue was recognized on a percentage of completion basis. At the time a loss on a contract becomes known, the entire amount of the estimated loss on the contract is accrued. Revenue for file conversion service is recognized as such services are performed. Revenue for maintenance service contracts is recognized on a monthly basis ratably over the period of the contract. Cash payments for maintenance received in advance of revenue recognition are accounted for as deferred revenue.

    FOREIGN CURRENCY--The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity. Realized gains or losses from foreign currency transactions are included in operations as incurred.

    CASH EQUIVALENTS--Cash equivalents are deemed to be highly-liquid investments with an original maturity of three months or less.

    SHORT-TERM INVESTMENTS--The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Marketable equity and debt securities available for current operations are classified in the balance sheet as current assets. Unrealized holding gains and losses, if any, are included as a component of stockholders' equity until realized. At March 31, 1996 and 1997, short-term investments consist of common stock-based mutual funds which have been categorized as available for sale and, as a result, are stated at fair value.

    INVENTORIES--Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out (FIFO) basis.

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets. Maintenance, repairs and minor renewals are charged to expense, as incurred. Additions and improvements are capitalized.

    DEFERRED CREDIT--The deferred credit (negative goodwill) relates to the excess of the fair market value of current assets acquired and liabilities assumed over the purchase price of the Company in 1991 and has been amortized on a straight-line basis over five years. This credit was fully amortized in March 1996.

    INCOME TAXES--Effective April 1, 1993, the Company adopted SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 provides that deferred income taxes are recognized for the tax consequences in future years for differences between the tax bases of assets and liabilities (temporary differences) and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    SOFTWARE DEVELOPMENT COSTS--Development costs incurred in the research, development and engineering of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. For the years ended March 31, 1996 and 1997, software development was substantially completed concurrent with the establishment of technological feasibility due to the nature of the development effort and, accordingly, no costs were capitalized. The Company considers technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility is established, any additional costs are capitalized in accordance with SFAS No. 86, ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED.

    Prior to fiscal 1996, the Company capitalized software development costs related to the development of its AFIS 2000 system. Such costs were being amortized over a three-year period. In fiscal 1996, the Company changed the estimated remaining life of such costs due to the increased exposure to continued modifications of the software to meet changing demands of its customers as well as more rapid technological changes. This change resulted in the remaining balance being fully amortized as of March 31, 1996 and additional costs of $832,000 being expensed during fiscal 1996.

    RESEARCH, DEVELOPMENT AND ENGINEERING--Research, development and engineering costs are expensed as incurred. Research, development and engineering includes costs for the development of new products and prototype units. The Company also incurs engineering costs associated with modifications to its system, testing of such systems and the integration of equipment to comply with customer requirements. Management believes that system modifications can generally be utilized by other customers and accordingly, has combined such costs with research, development and engineering.

    ACCOUNTING FOR STOCK-BASED COMPENSATION--The Company accounts for stock-based awards to employees, using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (Note 12).

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NET INCOME PER SHARE--Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Weighted average common and common equivalent shares include common shares and stock options using the treasury stock method. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin Topic 4D, stock options granted during the 12 months prior to the date of the initial filing of the Company's Form S-1 Registration Statement have been included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding as of the beginning of the period.

    NEW ACCOUNTING PRONOUNCEMENT--In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE (EPS), which is effective for financial statements for interim and annual periods ending after December 15, 1997. SFAS No. 128 requires the Company to report basic EPS, as defined therein, which excludes all common share equivalents from the earnings per share computation, and diluted EPS, as defined therein, which is calculated similar to the Company's primary earnings per share computation. The Company has determined that the adoption of this statement would not have had a material impact on the earnings per share calculations for the periods presented in the accompanying consolidated financial statements.

    RECLASSIFICATIONS--Certain amounts in the accompanying consolidated financial statements have been reclassified to conform with the March 31, 1997 presentation.

3.  ACQUISITION OF TFP

    On May 7, 1997, the Company acquired all of the issued and outstanding capital stock of TFP, a South Carolina corporation, in accordance with the terms and conditions of the Agreement and Plan of Reorganization and Merger dated as of April 7, 1997, by and among Printrak, TFP Acquisition Corp., a South Carolina corporation and wholly-owned subsidiary of Printrak, and TFP. Pursuant to the Merger Agreement, TFP became a wholly-owned subsidiary of Printrak and the outstanding shares and outstanding warrants to purchase shares of TFP common stock and Series A preferred stock have been converted into an aggregate of 1,399,494 shares of fully paid and non assessable common stock, $.0001 par value, of Printrak. The outstanding options to purchase shares of TFP common stock have been converted into the right to acquire 116,496 shares of common stock of Printrak. The terms of the Merger Agreement were the result of arm's-length negotiations among the parties.

    The following table shows the separate historical results of the Company and TFP for the years ended March 31, 1995, 1996 and 1997.

                                                                                    YEAR ENDED
                                                                  ----------------------------------------------
                                                                  MARCH 31, 1995  MARCH 31, 1996  MARCH 31, 1997
                                                                  --------------  --------------  --------------
                                                                                  (IN THOUSANDS)
Revenues
  Printrak......................................................    $   26,799      $   45,717      $   58,865
  TFP...........................................................         4,844           6,350           6,718
                                                                       -------         -------         -------
    Total.......................................................    $   31,643      $   52,067      $   65,583
                                                                       -------         -------         -------
                                                                       -------         -------         -------

Net Income (Loss)
  Printrak......................................................    $    1,026      $    1,836      $    4,428
  TFP...........................................................          (522)           (848)            204
                                                                       -------         -------         -------
    Total.......................................................    $      504      $      988      $    4,632
                                                                       -------         -------         -------
                                                                       -------         -------         -------

4.  ACCOUNTS RECEIVABLE

    Accounts receivable consist of the following at March 31:

                                                                     1996           1997
                                                                 -------------  -------------
Billed receivables.............................................  $   6,667,000  $  15,495,000
Unbilled receivables...........................................      5,315,000      8,337,000
                                                                 -------------  -------------
                                                                    11,982,000     23,832,000
Less allowance for doubtful accounts...........................       (267,000)      (293,000)
                                                                 -------------  -------------
                                                                 $  11,715,000  $  23,539,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    Unbilled receivables consist of system and maintenance revenues which have been earned but not invoiced because of contractual terms of the underlying agreements.

5.  CONCENTRATIONS OF REVENUE AND CREDIT RISK

    MAJOR CUSTOMERS--The Company's revenues are generated from credit sales to customers primarily in the law enforcement market. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses and generally does not require collateral. The Company's ten largest customers represented 53% of total revenues in fiscal 1997; and, as a result, the Company has a large proportion of its receivables outstanding with these customers. Accounts receivable from the Company's ten largest customers were $15,661,000 as of March 31, 1997.

    Major customers have varied from year to year. Sales to individual customers amounting to more than 10% of total revenues were $2,700,000 in fiscal 1995, $8,300,000 in fiscal 1996, and $9,040,000 and $6,863,000 in fiscal 1997. Given the significant amount of revenues derived from such customers, the loss of any such customer or the uncollectibility of related receivables could have a material adverse effect on the Company's financial condition and results of operations.

    INTERNATIONAL SALES--A substantial portion of the Company's total revenues are derived from international sales. International sales as a percent of the Company's total revenues are summarized as follows for the year ended March 31:

                                GEOGRAPHIC AREA

                                                                         1995       1996       1997
                                                                       ---------  ---------  ---------
Europe...............................................................       29.8%      24.2%      10.8%
Canada...............................................................       11.0        7.6       18.8
Other................................................................       10.5        1.4        1.3
                                                                             ---        ---        ---
                                                                            51.3%      33.3%      30.9%
                                                                             ---        ---        ---
                                                                             ---        ---        ---

    International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, fluctuating exchange rates, difficulties in staffing and managing foreign sales and support operations, greater working capital requirements, political and economic instability, and potentially limited intellectual property protection.

6. INVENTORIES

    Inventories consist of the following at March 31:

                                                                        1996          1997
                                                                    ------------  ------------
Raw materials.....................................................  $  2,930,000  $  3,827,000
Work-in-process...................................................     4,467,000     1,758,000
Finished goods....................................................       257,000        36,000
Replacement parts, net of accumulated amortization of $635,000
  (1996)..........................................................     1,926,000
                                                                    ------------  ------------
                                                                       9,580,000     5,621,000
Less allowance for excess and obsolete inventories................      (414,000)     (447,000)
                                                                    ------------  ------------
                                                                    $  9,166,000  $  5,174,000
                                                                    ------------  ------------
                                                                    ------------  ------------

    The replacement parts primarily related to older generation systems which were still under maintenance contracts. Such parts were fully amortized and disposed of in fiscal 1997.

7. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at March 31:

                                                                      1996           1997
                                                                  -------------  -------------
Building and improvements (Note 14).............................  $     143,000  $      97,000
Computer equipment..............................................      6,482,000      7,944,000
Purchased software..............................................        902,000        735,000
Other equipment and furniture...................................        630,000        551,000
                                                                  -------------  -------------
                                                                      8,157,000      9,327,000
Less accumulated depreciation and amortization..................     (4,774,000)    (3,757,000)
                                                                  -------------  -------------
                                                                  $   3,383,000  $   5,570,000
                                                                  -------------  -------------
                                                                  -------------  -------------

    Computer equipment includes assets under capital lease of $468,000 and $1,019,000 as of March 31, 1996 and 1997, respectively. Accumulated amortization on such leased equipment amounted to $325,000 and $497,000, respectively (Note
11).

8. OTHER ACCRUED LIABILITIES

    Other accrued liabilities consist of the following at March 31:

                                                                        1996          1997
                                                                    ------------  ------------
Warranty..........................................................  $    651,000  $  1,238,000
Sales taxes and V.A.T.............................................       235,000       132,000
Professional fees.................................................       101,000       208,000
Insurance.........................................................                     266,000
Profit sharing....................................................       227,000
Other.............................................................       802,000       999,000
                                                                    ------------  ------------
                                                                    $  2,016,000  $  2,843,000
                                                                    ------------  ------------
                                                                    ------------  ------------

9. LONG-TERM DEBT

    Long-term debt consists of the following at March 31:

                                                                                            1996          1997
                                                                                        ------------  ------------
Revolving line of credit with bank, collateralized by substantially all assets of the
  Company, interest payable monthly at the bank's reference rate or the bank's LIBOR rate, plus 1.75%, principal due July 31, 1998.......................................  $  4,200,000  $  1,000,000
Term loan with bank, collateralized by substantially all assets of the Company, interest payable monthly at the bank's reference rate plus 0.75% or the bank's LIBOR rate plus 2.75%, principal due in monthly installments of $55,556, balance due
  September 1, 1998...................................................................     1,611,000
Term loan with bank, collateralized by equipment, interest payable monthly at the bank's reference rate plus 1.0% or the bank's LIBOR rate plus 3.0%, principal due in
  monthly installments of $11,200 until paid..........................................       385,000
Obligations under capital leases (Note 11)............................................       495,000       771,000
                                                                                        ------------  ------------
                                                                                           6,691,000     1,771,000
Less current portion of long-term debt................................................      (949,000)     (247,000)
                                                                                        ------------  ------------
                                                                                        $  5,742,000  $  1,524,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The bank's reference rate and LIBOR rate at March 31, 1997 were 8.5% and 5.4375%, respectively.

    Annual debt principal repayments are as follows:

Year ending March 31:
1998....................................................  $ 251,000
1999....................................................  1,232,000
2000....................................................    127,000
2001....................................................     91,000
2002....................................................     70,000
                                                          ---------
                                                          $1,771,000
                                                          ---------
                                                          ---------

    The revolving line of credit and term loan agreements with a bank contain certain restrictive covenants which restrict the Company's ability to pay dividends and require the Company to maintain minimum tangible net worth and certain financial ratios such as current ratio, cash flow to debt service ratio, and total liabilities to tangible net worth ratio. The Company was in compliance with such financial covenants, as amended, at March 31, 1997.

10. INCOME TAXES

    The Company's provision for income taxes consists of the following for the year ended March 31:

                                                                      1995         1996         1997
                                                                   -----------  ----------  ------------
Current:
Federal..........................................................  $    34,000  $   90,000  $    499,000
State............................................................       41,000      42,000       551,000
Foreign..........................................................      119,000     100,000       280,000
                                                                   -----------  ----------  ------------
Total current....................................................      194,000     232,000     1,330,000
                                                                   -----------  ----------  ------------
Deferred:
Federal..........................................................       22,000     145,000       528,000
State............................................................        5,000       9,000       283,000
                                                                   -----------  ----------  ------------
Total deferred...................................................       27,000     154,000       811,000
                                                                   -----------  ----------  ------------
Total provision..................................................  $   221,000  $  386,000  $  2,141,000
                                                                   -----------  ----------  ------------
                                                                   -----------  ----------  ------------

    The reconciliation between the Company's effective tax rate and the statutory federal income tax rate is as follows for the year ended March 31:

                                                                                 1995       1996       1997
                                                                               ---------  ---------  ---------
Statutory federal income tax rate............................................       35.0%      35.0%      35.0%
State taxes net of federal benefit...........................................        5.7        1.3        8.1
Amortization of deferred credit..............................................      (78.4)     (26.0)    --
Foreign operations...........................................................        0.4        3.1        1.2
Increase (decrease) in valuation allowance...................................       70.0       12.1      (15.8)
Other........................................................................        9.5       (1.0)       3.1
                                                                               ---------  ---------  ---------
                                                                                    42.2%      24.5%      31.6%
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

    Deferred income taxes in the accompanying consolidated balance sheets are comprised of the following at March 31:

                                                               1995            1996           1997
                                                          --------------  --------------  -------------
Net deferred tax asset..................................  $   21,601,000  $   21,009,000  $   6,895,000
Valuation allowance.....................................     (16,330,000)    (16,072,000)    (2,963,000)
                                                          --------------  --------------  -------------
Net deferred tax asset..................................  $    5,271,000  $    4,937,000  $   3,932,000
Deferred tax liability..................................                          (4,000)        (7,000)
                                                          --------------  --------------  -------------
                                                          $    5,271,000  $    4,933,000  $   3,925,000
                                                          --------------  --------------  -------------
                                                          --------------  --------------  -------------

    The Company has not provided for U.S. federal income and foreign withholding taxes on the earnings of its foreign subsidiary because it is currently anticipated that these earnings will be permanently reinvested. If these earnings are distributed, foreign tax credits will become available under U.S. law to reduce the effect on the Company's overall tax liability.

    Deferred tax assets consist primarily of the following temporary differences:

                                                               1995            1996           1997
                                                          --------------  --------------  -------------
Net operating loss carryforwards........................  $   17,973,000  $   16,971,000  $   3,169,000
Intangible asset basis..................................       1,245,000       2,147,000      1,854,000
Patent amortization.....................................       1,233,000
Deferred revenue........................................         433,000         531,000        776,000
Reserves................................................         348,000         457,000        663,000
Employee benefits.......................................         298,000         307,000        378,000
Depreciation............................................          (5,000)        249,000        300,000
Other...................................................          76,000         343,000       (252,000)
                                                          --------------  --------------  -------------
Gross deferred assets...................................      21,601,000      21,005,000      6,888,000
Valuation allowance.....................................     (16,330,000)    (16,072,000)    (2,963,000)
                                                          --------------  --------------  -------------
Net deferred tax assets.................................  $    5,271,000  $    4,933,000  $   3,925,000
                                                          --------------  --------------  -------------
                                                          --------------  --------------  -------------

    At March 31, 1997, the Company has net operating loss carryforwards of approximately $43,300,000 and $2,800,000, respectively, for federal and California income tax purposes, which begin to expire in 2003. As a result of an equity ownership change in prior years, the use of federal and California net operating loss carryforwards is limited to approximately $1,000,000/yr. During fiscal 1997, in conjunction with an Internal Revenue Service audit, the Company made the decision that due to such limitations, a portion of the net operating loss carryforwards would never be realized. As a result, the gross deferred tax asset and valuation allowance were reduced by approximately $12,100,000. Additionally, the valuation allowance changed by $798,000 as a result of the utilization and expiration of net operating losses.

11. COMMITMENTS AND CONTINGENCIES

    COMMITMENTS--The Company is obligated under noncancelable capital and operating leases for its principal operating facility and certain furniture and office equipment. The Company incurred $191,000, $849,000 and $958,000 in rent expense during the years ended March 31, 1995, 1996 and 1997, respectively. During the year ended March 31, 1997, $773,000 of such rent expense was to related parties (Note 14).

    Future minimum lease commitments at March 31, 1997 under noncancelable leases that have initial or remaining terms in excess of one year are as follows:

                                                                       CAPITAL     OPERATING
                                                                       LEASES        LEASES
                                                                     -----------  ------------
Year ending March 31:
1998...............................................................  $   321,000  $  1,074,000
1999...............................................................      280,000       939,000
2000...............................................................      156,000       873,000
2001...............................................................       99,000        61,000
2002...............................................................       73,000
                                                                     -----------  ------------
Total minimum payments required....................................      929,000  $  2,947,000
                                                                     -----------  ------------
Less amount representing interest..................................     (158,000)
                                                                     -----------
Capital lease obligations (Note 9).................................      771,000
Less current portion of capital lease obligations..................     (247,000)
                                                                     -----------
                                                                     $   524,000
                                                                     -----------
                                                                     -----------

    Certain of the Company's customers require the Company to be bonded to ensure performance under certain contracts or to guarantee outstanding bids. At March 31, 1997, the Company had outstanding performance bonds ensuring performance under various contracts, which totaled $6,369,000.

    LITIGATION--From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of March 31, 1997, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in aggregate, would have a material adverse effect on the Company's results of operations or financial position.

12.  STOCK BENEFIT PLANS

    EXECUTIVE STOCK OPTION PLAN--The Company adopted the Executive Stock Option Plan (the Executive Plan) in May 1992, which provides for the granting of incentive stock options and nonstatutory options to purchase shares of the Company's common stock and restricted stock grants covering an aggregate of 800,000 shares of the Company's common stock. As of March 31, 1997, there were options outstanding to purchase 546,000 shares under the Executive Plan at a weighted average exercise price of $5.51 per share.

    1994 STOCK OPTION PLAN--The Company adopted the 1994 Stock Option Plan (the 1994 Plan) in December 1993. The 1994 Plan provides for the granting of incentive stock options and nonstatutory options to purchase shares of the Company's common stock and restricted stock grants covering an aggregate of 744,000 shares of the Company's common stock. As of March 31, 1997, there were options outstanding to purchase 532,000 shares under the 1994 Plan at a weighted average exercise price of $5.51 per share.

    1996 STOCK INCENTIVE PLAN--The Company adopted the 1996 Stock Incentive Plan (the 1996 Plan) in April 1996. The 1996 Plan provides for the granting of incentive stock options and nonstatutory options. The 1996 Plan provides for options to purchase shares of the Company's common stock and restricted stock grants covering an aggregate of 500,000 shares of the Company's common stock. As of March 31,

1997, there were options outstanding to purchase 97,000 shares under the 1996 Plan at a weighted average exercise price of $9.65 per share.

    TFP STOCK INCENTIVE PLAN--TFP adopted a stock option plan in August 1994. The TFP Plan provided for the granting of incentive stock options and nonstatutory options to purchase an aggregate of 360,000 shares of the TFP common stock. In conjunction with the acquisition of TFP, the outstanding options were converted into the right to acquire 116,496 shares of common stock of Printrak. As of March 31, 1997, there were options outstanding to purchase 116,496 shares under the Plan at a weighted average exercise price of $2.69 per share.

    The exercise price of incentive stock options under the above Plans must at least be equal to the fair market value of a share of common stock on the date the option is granted (110% with respect to optionees who own at least 10% of the outstanding common stock). Nonstatutory options shall have an exercise price of not less than 85% of the fair market value of a share of common stock on the date such option is granted (110% with respect to optionees who own at least 10% of the outstanding common stock). The options must expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the outstanding common stock). Vesting is generally 20% at the end of the first year with the remaining vesting over four years on a pro rata basis. As of March 31, 1997, there were options exercisable under these Plans to purchase 641,500 shares at a weighted average exercise price of $4.08 per share.

    The following is a summary of stock option activity:

                                                                 NUMBER OF   WEIGHTED AVERAGE
                                                                   SHARES     EXERCISE PRICE
                                                                 ----------  -----------------
BALANCE, April 1, 1994.........................................     456,000      $    2.50
Granted........................................................     362,600      $    2.50
Canceled.......................................................     (12,400)     $    2.50
                                                                 ----------
BALANCE, March 31, 1995........................................     806,200      $    2.50
Granted (weighted average fair value of $3.16).................     689,500      $    8.94
Exercised......................................................    (123,200)     $    2.50
Canceled.......................................................     (23,200)     $    5.12
                                                                 ----------
BALANCE, March 31, 1996........................................   1,349,300      $    5.74
Granted (weighted average fair value of $5.62).................     260,600      $    8.45
Exercised......................................................    (152,000)     $    2.84
Canceled.......................................................    (166,400)     $   10.21
                                                                 ----------
BALANCE, March 31, 1997........................................   1,291,500      $    6.06
                                                                 ----------
                                                                 ----------

    Common shares reserved for future grant under the above option plans were 594,000 at March 31, 1997.

    The outstanding stock options primarily vest ratably over a five-year period. Stock options outstanding at March 31, 1997 are summarized as follows:

                               OPTIONS OUTSTANDING                 OPTIONS EXERCISEABLE
                  ---------------------------------------------  ------------------------
    RANGE OF       # SHARES          WTD AVG          WTD AVG     # SHARES      WTD AVG
    EXERCISE      OUTSTANDING    REMAIN CONTRACT     EXERCISE    EXERCISEABLE  EXERCISE
     PRICES        31-MAR-97          LIFE             PRICE      31-MAR-97      PRICE
----------------  -----------  -------------------  -----------  -----------  -----------
    .83-2.50         640,500             6.75        $    2.54      487,500    $    2.55
   3.75-6.25         147,000             8.56        $    5.21       58,000    $    5.31
      7.5            182,000              8.6        $    7.50       32,000    $    7.50
   8.75-10.25        144,000              9.1        $    9.50       26,000    $    8.90
  12.50-22.50        178,000             8.89        $   15.64       38,000    $   15.76
                  -----------                                    -----------
                   1,291,500             7.77        $    6.12      641,500    $    4.08

    ADDITIONAL STOCK PLAN INFORMATION (SFAS NO. 123)

    As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and its related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements, as all grants have been at exercise prices equal to or greater than the market value of the underlying shares at the date of grant.

    SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock-option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

    The Company's calculations were made using the Black-Scholes option-pricing model with the following weighted average assumptions: expected life, two years following vesting; stock volatility, 55% in 1996 and 78% in 1997; risk-free interest rates, 5.8% in 1996 and 6.00% in 1997 and no dividends during the expected term. The Company's calculations are based on a single-option approach and forfeitures are recognized as they occur. If the computed fair values of the 1996 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $770,000, or $0.08 per share; and $3,922,000, or $0.21 per share, in 1996 and 1997, respectively. These amounts are based on calculated values for option awards in 1996 and 1997 of $347,000 and $1,038,000, respectively. The impact of stock options granted prior to 1996 has been excluded from the pro forma calculation; accordingly, the 1996 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation may apply to all applicable stock options. The impact of the stock options associated with the acquisition of TFP have been excluded from the pro forma calculation, as their impact on the overall calculation is immaterial.

    EMPLOYEE STOCK PURCHASE PLAN--The Company adopted the Employee Stock Purchase Plan (the Purchase Plan) in April 1996, covering an aggregate of 100,000 shares of common stock. Employees are eligible to participate if they are employed by the Company for at least 30 hours per week and if they have been employed by the Company for at least one year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation or a specified number of shares. The price of stock purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock. The Purchase Plan will terminate on December 31, 2006. As of March 31, 1997, 20,400 shares were available for purchase.

13.  EMPLOYEE BENEFIT PLANS

    The Company's 401(k) Savings Plan (the Savings Plan) covers domestic full-time employees with 90 days of consecutive service. Under the terms of the Savings Plan, the Company, at its election, can match participant contributions. For the fiscal years ended March 31, 1995, 1996 and 1997, the Company elected not to match participant contributions.

    Effective April 1, 1993, the Company adopted a Profit Sharing Plan (the
Plan) that covers all domestic full-time employees with 90 days of consecutive service. Under the Plan, each eligible employee will receive a bonus, determined under the formula set forth in the Plan, based on the Company's earnings. Bonuses incurred under the Plan totaled approximately $447,000, $408,000 and $747,000 for the years ended March 31, 1995, 1996 and 1997, respectively. The Plan was terminated as of December 31, 1996.

14.  RELATED-PARTY TRANSACTIONS

    On May 13, 1995, the Company sold its principal operating facility (the Property) to RICOL, LLC, a California limited liability company (RICOL), which is controlled by Richard M. Giles, the Company's Chairman, President and Chief Executive officer, for a total purchase price equal to $4,630,000, the appraised fair market value of the Property plus $70,000 to cover certain closing costs, which also approximated its net book value. Such purchase price was paid to the Company by delivery of a promissory note in the principal amount of $1,230,000 and cash in the amount of $3,400,000. In connection with such transaction, the Company and RICOL entered into a lease for the Property for a term of five years, expiring May 12, 2000, with rent of $58,930 per month, subject to increases based on increases in the Consumer Price Index, not to exceed 6% or be less than 2% during any year of such term. During fiscal 1997, the Company received $730,000 of principal payments on the note receivable from RICOL. The remaining balance bears interest at a bank's reference rate (8.5% at March 31, 1997), payable annually with the principal balance due in 2003. No gain or loss was recognized on this transaction.

    From time to time, the Company has made loans to Mr. Giles, which have been evidenced by promissory notes. During fiscal 1997, the principal amount outstanding equaled $50,000. During fiscal 1996, the principal amount outstanding under such loans ranged from $23,000 to $147,000, and all of such loans had been repaid as of March 31, 1996. In February 1996, the Company loaned $150,000 to Mr. Giles. Such loan is collateralized by a pledge of 150,000 of the shares of the Company's common stock owned by Mr. Giles, bears interest at 5.5%, and principal and interest are due as of March 1, 1998. The principal amount along with accrued interest was repaid during fiscal year 1997.

    In November 1994, the Company loaned $50,000 to Charles L. Smith, a member of the Board of Directors and the Company's former chief operating officer. In February 1996, the Board of Directors voted to grant this individual a bonus in the amount of such loan, through the forgiveness of the related indebtedness, and to provide him and his eligible dependents with medical and dental insurance coverage equal to that provided to all vice presidents of the Company, so long as he continues to serve as a member of the Company's Board of Directors.

    In February 1996, the Company loaned an executive of the Company the sum of $300,000 to enable him to exercise 120,000 vested options to purchase shares of the Company's common stock, and $10,000 to pay certain tax obligations. The loan is collateralized by the related shares, bears interest at 5.5%, and principal and interest are due as of March 1, 1998. Due to its nature, the loan has been classified as a reduction of stockholders' equity in the accompanying consolidated financial statements.

    Effective January 2, 1996, TFP entered into an operating lease agreement with a related party for the corporate headquarters of TFP. Annual payments under this lease agreement approximated $65,000 for the year ended March 31, 1997.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's balance sheets include the following financial instruments: cash and cash equivalents, trade accounts receivable, notes receivable from related parties, accounts payable, accrued, liabilities, and debt. The Company considers the carrying amounts in the financial statements of all financial instruments to approximate their fair value because of the relatively short period of time between origination of the instruments and their expected realization or the fact that such instruments have interest rates which approximate current market rates.

16.  SUBSEQUENT EVENTS

    On July 21, 1997 the Company acquired a business unit of SCC Communications Corp. (SCC) located in Boulder, Colorado, in a transaction accounted for under purchase accounting. The business unit provides computer-aided dispatch systems and records management systems for law enforcement, fire and emergency medical services agencies. As a result of the acquisition, the business unit operates as a division of the Company.

    On September 9, 1997, the Company acquired SunRise Imaging (SunRise), a California corporation in a transaction accounted for under purchase accounting. SunRise is a leading developer and manufacturer of high-performance systems which digitize microfilm and microfiche records.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS OR ANY UNDERWRITERS, BROKERS OR AGENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2

Incorporation of Certain Documents by
  Reference....................................           3

The Company....................................           4

Risk Factors...................................           4

Selected Consolidated Financial Data...........           7

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................           8

Material Changes...............................          11

Use of Proceeds................................          11

Selling Stockholders...........................          12

Plan of Distribution...........................          13

Legal Matters..................................          13

Experts........................................          13

Indemnification of Officers and Directors......          13

Restated Consolidated Financial Statements.....         F-1

                                 279,899 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               DECEMBER   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following sets forth the costs and expenses, all of which shall be borne by the Company, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:

Securities and Exchange Commission Fee.............................  $     754
Accounting Fees and Expenses.......................................  $  10,000*
Legal Fees and Expenses............................................  $  10,000*
Miscellaneous Expenses.............................................  $   5,000*
                                                                     ---------
    Total..........................................................  $  25,754
                                                                     ---------
                                                                     ---------

------------------------

*   Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    (a) As permitted by the Delaware General Corporation Law, the Certificate of Incorporation, as amended, eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law.

    (b) The Certificate of Incorporation, as amended, provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Bylaws provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

    (c) The Certificate of Incorporation, as amended, also gives the Company the ability to enter into indemnification agreements with each of its officers and directors. The Company has entered into indemnification agreements with each of its directors and officers. The indemnification agreements provide for the indemnification of directors and officers of the Company against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by laws.

ITEM 16.  EXHIBITS.

  2.1  Agreement and Plan of Merger dated as of April 7, 1997 among Printrak
       International Inc., TFP Inc., TFP Acquisition Corp. and Barry B. White
       (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed with the Commission on April 17, 1997).

  3.1 Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 as filed with the Commission on May 3, 1996).

  3.2 Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form
       S-1, filed with the Commission on June 28, 1996).

  3.3  Bylaws (incorporated by reference to Exhibit 3.3 of the Company's Annual
       Report on Form 10-K, filed with the Commission on June 30, 1997).

  5.1  Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.

 10.1 Employment Agreement, entered into by and between Alfred B. Castleman and the Company on December 8, 1997.

 10.2 Printrak International Inc. Nonqualified Stock Option Agreement entered into by and between Alfred B. Castleman and the Company on December 8, 1997.

 10.3 Indemnification Agreement, entered into by and between Alfred B. Castleman and the Company on December 8, 1997 (incorporated by reference to Exhibit
       10.16 of the Company's Registration Statement on Form S-1 as filed with the Commission on May 3, 1996).

 10.4 Amendment to Lease, entered into by and between Barry B. White and TFP on November 12, 1997.

 23.1  Consent of Stradling, Yocca, Carlson & Rauth, a Professional Corporation
       (included in Exhibit 5).

 23.2  Consent of Deloitte & Touche LLP, independent auditors of Printrak
       International, Inc.

 24    Power of Attorney (included on the signature page to the Registration
       Statement (see pages II-4 and II-5).

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b). If, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

           PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference is the registration statement.a

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim information.

    (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S 3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Anaheim, State of California, on the 12th day of December, 1997.

                                PRINTRAK INTERNATIONAL INC.

                                By:             /s/ RICHARD M. GILES
                                     -----------------------------------------
                                                 Richard M. Giles,
                                               CHAIRMAN OF THE BOARD,
                                       CHIEF EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Printrak International Inc. do hereby constitute and appoint Richard M. Giles our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereto or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,       December 12, 1997
/s/ RICHARD M. GILES              Chief Executive Officer
------------------------------    and President (Principal
Richard M. Giles                  Executive Officer)

/s/ JOHN G. HARDY               Division President, Chief    December 12, 1997
------------------------------    Operating Officer and
John G. Hardy                     Director

                                Vice President--Finance,     December 12, 1997
/s/ ALFRED B. CASTLEMAN           Chief Financial Officer
------------------------------    and Director (Principal
Alfred B. Castleman               Financial Officer)

/s/ KENNETH W. SIMONDS
------------------------------  Director                     December 12, 1997
Kenneth W. Simonds

/s/ CHARLES L. SMITH
------------------------------  Director                     December 12, 1997
Charles L. Smith

/s/ BARRY B. WHITE
------------------------------  Vice President and           December 12, 1997
Barry B. White                    Director

/s/ ALBERT WONG
------------------------------  Director                     December 12, 1997
Albert Wong

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ------------------------------------------------------------------------------------------
       2.1   Agreement and Plan of Merger dated as of April 7, 1997 among Printrak International Inc.,
               TFP Inc., TFP Acquisition Corp. and Barry B. White (incorporated by reference to Exhibit
               10.1 of the Company's Form 8-K, filed with the Commission on April 17, 1997).

       3.1   Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's
               Registration Statement on Form S-1 as filed with the Commission on May 3, 1996).

       3.2   Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit
               3.2 of the Company's Registration Statement on Form S-1, filed with the Commission on
               June 28, 1996).

       3.3   Bylaws (incorporated by reference to Exhibit 3.3 of the Company's Annual Report on Form
               10-K, filed with the Commission on June 30, 1997).

       5.1   Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.

      10.1   Employment Agreement, entered into by and between Alfred B. Castleman and the Company on
               December 8, 1997.

      10.2   Printrak International Inc. Nonqualified Stock Option Agreement entered into by and between Alfred B. Castleman and the Company on December 8, 1997.

      10.3   Indemnification Agreement, entered into by and between Alfred B. Castleman and the Company on December 8, 1997 (incorporated by reference to Exhibit 10.16 of the Company's
               Registration Statement on Form S-1 as filed with the Commission on May 3, 1996).

      10.4   Amendment to Lease, entered into by and between Barry B. White and TFP on November 12,
               1997.

      23.1   Consent of Stradling, Yocca, Carlson & Rauth, a Professional Corporation (included in
               Exhibit 5).

      23.2   Consent of Deloitte & Touche LLP, independent auditors of Printrak International, Inc.

      24     Power of Attorney (included on the signature page to the Registration Statement (see pages
               II-4 and II-5).